

March 4, 2014

<u>Via E-mail</u>
Alex McKenna
President
Visual Acumen, Inc.
432 Maple Hill Avenue
Newington, CT 06111

> **Re:** **Visual Acumen, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 5, 2014**
> **File No. 333-193773**

Dear Mr. McKenna:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note your statement throughout your disclosure that you are shell company and restrictions related to resales under Rule 144(i). Please revise your disclosure including on page 1 to the Prospectus to clearly indicate that, in addition to the resale restrictions, as a shell the selling price will be fixed for the duration of the offering. Similarly, revise your Terms of the Offering and Plan of Distribution sections to include restrictions under 144(i) and fixed price. We note your existing statement on page 17.

3. Please revise your disclosure to describe your temporary offices in greater detail. Based on our research it appears your office may be a personal residence, but it is unclear.

Risk Factors, page 5

Risks Related to our Business, page 5

Our Offering is Being Conducted by Our Sole Officer and Director Without…, page 5

4. Please revise this section to balance the statement that, while an underwriter has not conducted due diligence, you remain liable for providing accurate and non-misleading information under the federal securities laws. Additionally, you have provided audited financial statements through the use of a third-party audit firm.

If One of Our Applications Were Found to Contain Hidden or Objectionable…, page 7

5. We note that here, in other risk factors and in your Business Description section you discuss working with outside developers. Please revise this section and elsewhere, as appropriate, to explain this relationship in greater detail. For example, discuss what portion of the technology and planned application building will be directly under your control and conducted by you or your future employees.

We are a New Company with No Operating History and We Face a High Risk…, page 7

Risks Related to Our Financial Condition, page 11

6. Under this risk factor heading you describe several additional sources of financing you are likely to pursue to raise needed additional capital that will not be provided by this offering even if all shares are sold. Please revise your disclosure here, and where appropriate, to discuss why you are pursuing a registered offering of shares to the public given your lack of revenue generating operations and minimal cash and assets, in addition to the increased expenses associated with being a public company.

Use of Proceeds, page 14

7. We note your table on page 15 outlining expenses based on percentage of gross proceeds from this offering. Please revise the table to include any planned expenses for each line item, as applicable. For example, we note that you plan to use a greater amount of money on sales and marketing as the total amount of raised funds increases. However, there are no figures included for any of the listed specific expenses of "Website design/Hosting/," "Logo Design" or "Advertising."

Business Description, page 19

General

8. We note your statement that you are a shell and only in the preliminary stages of developing your operations. However, please revise your registration statement to discuss in greater detail, if possible, any steps you have taken towards developing this business. For example, has Mr. McKenna taken steps to hire an engineer or programmer to begin developing the application, or met with potential customers or end-users to discuss the market for this technology and the company's planned product specifically.

Introduction, page 19

9. We note the images illustrating your planned product on page 20 including the statement that, "Over time, an image will have a database of attributes and the more adjectives and images users are asked to compare, the more information the company will be able to extrapolate about the user." Please revise your disclosure to clarify who the planned user of this technology is by expanding your explanation of how a healthcare, self-help, dating website would employ your tool. It is unclear whether the intention is for third parties to extrapolate information about a website user's thoughts and preferences, for example, or whether it is more about establishing baseline knowledge about a specific image through numerous data points.

Market Opportunity, page 21

Description of Products and Services, page 21

10. Please revise this section to make clear that you do not currently have any business arrangements with Eharmony.com or Chemistry.com.

Government Regulations, page 22

11. Please revise this section and your Risk Factors, as appropriate, to address issues regarding online privacy concerns.

Jumpstart Our Business Startups Act, page 24

12. Please revise this section and elsewhere, as appropriate, to make clear the elections you have made as an emerging growth company under the JOBS Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
         Daniel Mirman, Esq.
         Everett and Everett, PLLC